FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Cypherpunk Holdings Inc. (the "Company")

401-217 Queen Street West
Toronto, ON M5V 0R2

2. Date of Material Change July 21, 2025

3. News Release

A press release disclosing the material change was released on July 21, 2025, through the facilities of Newsfile Corp.

4. Summary of Material Change

On July 21, 2025, Mr. Antanas (Tony) Guoga resigned as the Chairman and a director of the Company and was appointed a strategic advisor of the Company. Mr. Luis Berruga was appointed the Chairman of the Company in his stead.

In addition, Michael Hubbard and José Manuel Calderón were appointed as directors of the Company.

5. Full Description of Material Change

On July 21, 2025, Mr. Antanas (Tony) Guoga resigned as the Chairman and a director of the Company and was appointed a strategic advisor of the Company. Mr. Luis Berruga was appointed the Chairman of the Company in his stead.

In addition, Michael Hubbard and José Manuel Calderón were appointed as directors of the Company.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Leah Wald, Chief Executive Officer of the Company at leah@solstrategies.io.

9. Date of Report

This report is dated at Toronto, this 21st day of July, 2025.

Cautionary Statement Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this material change report.

Forward Looking Information

This material change report contains forward‐looking statements and forward‐looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward‐looking statements or information. The forward‐looking statements and information are based on certain key expectations and assumptions made by management of the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward‐looking statements and information since no assurance can be given that they will prove to be correct. Forward-looking statements and information are provided for the purpose of providing information about the current expectations and plans of management of the Company relating to the future. Readers are cautioned that reliance on such statements and information may not be appropriate for other purposes, such as making investment decisions. Since forward‐looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward‐looking statements and information contained in this material change report. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward‐looking statements and information contained in this material change report are made as of the date hereof and no undertaking is given to update publicly or revise any forward‐looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.